Exhibit 99.5

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972) 788-1110  Telefax (972) 991-3160 (E MAIL) forgarb@forgarb.com

July 23, 2013

Mr. Michael J. Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

Re:	Supplement to Oil and Gas Reserves Estimated dated March 14, 2012 as of January 1, 2012

Dear Mr. Pawelek:

This letter supplements our estimated reserves report to you dated March 14, 2012 relating to estimated oil and gas reserves as of January 1, 2012.

Pursuant to your request, Forrest A. Garb & Associates, Inc. (FGA) conducted a reserves report of the estimates of net proved, probable and possible crude oil, condensate, natural gas liquids (NGL), and natural gas reserves and present worth, as of January 1, 2012, attributable to interests owned by Starboard Resources, LLC (“Starboard”) for working and royalty interests owned in Texas and Oklahoma. This evaluation was completed on March 14, 2012. Starboard has represented that these properties account for 100 percent on a million cubic feet equivalent basis of Starboard’s net proved, probable, and possible reserves in Texas and Oklahoma as of January 1, 2012, and that the net reserves estimates have been prepared in accordance with the reserves definitions of Rules 4—10(a) (1)—(32) of Regulation S—X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Starboard that it represents to be Starboard’s estimates of the net reserves, as of January 1, 2012, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Starboard.

Gross reserves are defined as the total estimated petroleum to be produced from these properties after January 1, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Starboard after deducting all interests owned by others. NGL have been estimated for certain properties and are based on the NGL yields provided by Starboard and assume recovery of ethane during processing.

Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production and ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Present worth is defined as future net revenue discounted at 10 percent per year compounded monthly over the expected period of realization.

Michael Pawelek
Starboard Resources, Inc.
July 22, 2013

Estimates of oil, condensate, NGL, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this estimate were obtained from reviews with Starboard personnel, Starboard files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Starboard with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geological and engineering methods that are in accordance with practices generally recognized by the petroleum industry as presented in the ” Petroleum Resources Management System” sponsored by the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE) (revision as of November 2011).   The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. These assumptions, data, methods, and procedures are considered appropriate for the purpose for which this report has been prepared.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend.  Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation.  In the analyses of production-decline curves, reserves were estimated only to the limits of economic production.

Michael Pawelek
Starboard Resources, Inc.
July 22, 2013

Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves, but more certain to be recovered than possible reserves.  Possible reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than probable reserves. The reserves for probable and possible reserve categories were estimated by the volumetric method considering well logs, core analyses, geologic maps, etc., and/or by analogy to adjacent comparable wells.

Petroleum reserves estimated by Starboard and by FGA are classified as proved, probable, and possible and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment.

Michael Pawelek
Starboard Resources, Inc.
July 22, 2013

Primary Economic Assumptions

The benchmark oil and gas prices used in this study are the average of the first trading-day-of-the-month spot prices posted for West Texas Intermediate (WTI) oil and Henry Hub natural gas for the 2011 calendar year, per SEC guidelines. First trading-day-of-the-month prices for oil are from the U.S. Energy Information Administration. Gas prices are the NYMEX Natural Gas Henry Hub settlement price for each respective month. Oil prices are based on a benchmark price of $95.84 per barrel (Bbl) and have been adjusted by lease for gravity, transportation fees, and regional price differentials. Gas prices per thousand cubic feet (Mcf) are based on a benchmark price of $4.15 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials. The adjustments are based on the differential between historic oil and gas sales and the corresponding benchmark price.

Lease operating cost data were provided by Starboard for FGA’s review. The average lease operating costs for the prior 12 months, or for the months available for each property, were utilized in this study for producing properties. Lease operating cost figures for prospects unrelated to Starboard producing properties were estimated from available public and private data sources. Capital expenditures are included as required for workovers, the future development of new wells, the drilling of horizontal laterals out of existing wellbores, and for production equipment. All cost and investments have been held constant in this evaluation. Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments. Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Starboard provided ownership interests in the properties, and FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented. Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

Michael Pawelek
Starboard Resources, Inc.
July 22, 2013

Technical Qualifications of Individual Primarily Responsible for Report

Stacy M. Light, P.E. graduated with a Bachelor of Science degree in Petroleum Engineering 1981. She is a Registered Professional Engineer in the State of Texas.  She is a member of the Society of Petroleum Engineers.  She has more than 16 years of experience in oil and gas reservoir studies and reserves evaluations.

Yours truly, Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629 Stacy M. Light Senior Vice President Forrest A. Garb & Associates, Inc.